

August 5, 2011

Via Email
Tung Yee Sing
President
Kingly Chateau Corporation
Rm 1016, Chun Ying Hse, Ko Chun Ct,
Yao Tong
Hong Kong, Hong Kong

**Re: Kingly Chateau Corporation
Amendment No. 3 to Registration Statement on
Form 10
Filed July 19, 2011
File No. 000-54396**

Dear Mr. Tung:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 of our letter dated July 14, 2011 and the revised disclosure on page 16 that a transaction with you will minimize several barriers. Please clarify how the listed barriers are eliminated even though a Form 8-K with Form 10 disclosure would be required. Also, clarify how you would provide personnel and legal assistance.

2.   In connection with your response to comment 2, you state that target companies will be able to avoid time delays, expenses, and loss of voting control. Please clarify why a target company would be subject to such items if it filed its own Form 10 instead of merging with you.

3.   We note your response to comment 1. Please revise your Item 403 of Regulation S-K disclosure to reflect the issuance of 10 million shares. If you determine that you are a subsidiary of OTC Investment Management Group, please revise your disclosure to reflect such ownership and structure. If not, please tell us your basis for such determination.

Item 10. Recent Sales of Unregistered Securities, page 21

4.   If you relied on Regulation D for your recent sale to the 39 investors, please clarify the specific rule you relied upon and your factual basis for such reliance. If you instead specifically relied on Section 4(2) of the Securities Act, please revise to discuss how you determined that the purchasers had the sufficient sophistication to evaluate their investment decision.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Duc Dang at (202) 551-3386 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief